Exhibit 99.1

Dominion Diamond Corporation Announces Appointment of New Director

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--February 22, 2016--Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company” or “Dominion”) is pleased to announce that David S. Smith has been appointed to the Board of Directors of the Company (the “Board”) effective immediately. Mr. Smith will assume the role of Chairman of the Audit Committee in May 2016. Mr. Smith’s appointment brings the size of the Board to nine members.

Mr. Robert A. Gannicott, Chairman of the Board, commented, “We are pleased to welcome David to the Board. His considerable experience in finance coupled with his extensive management capabilities will be a strong asset to the Board.”

Mr. Smith is a senior financial executive with more than 30 years of leadership experience including Chief Financial Officer of Finning International Inc. and executive roles in such organizations as Ballard Power Systems and Barrick Gold Corporation (formerly Placer Dome Inc.) Mr. Smith served as the Chief Financial Officer and Executive Vice President of Finning International Inc. from 2009 to 2014, where he was instrumental in overall corporate strategy development and operations performance management. Prior to joining Finning, Mr. Smith served as Chief Financial Officer and a Vice President of Ballard Power Systems, Inc. from 2002 to 2009, where he was responsible for external financial reporting, taxation, treasury, strategic planning, risk management, public and investor relations and information technology. Previously, he spent 16 years with Placer Dome Inc. and Barrick Gold Corporation in various senior positions. Mr. Smith is a Certified Public Accountant, and holds a Bachelor of Science degree in Business Administration from California State University, Sacramento. He has also completed the Institute of Corporate Directors course, Directors Education Program, and has been a member since 2009.

About Dominion Diamond Corporation
Dominion Diamond Corporation is the world’s third largest producer of rough diamonds by value. Both of its production assets are located in the low political risk environment of the Northwest Territories in Canada where the Company also has its head office. The Company is well capitalized and has a strong balance sheet.

The Company operates the Ekati Diamond Mine through its 88.9% ownership as well as a 65.3% ownership in the surrounding areas containing additional reserves and resources, and also owns 40% of the Diavik Diamond Mine. Between the two mining operations, diamonds are currently produced from a number of separate kimberlite pipes providing a diversity of diamond supply as well as reduced operational risk. It supplies premium rough diamond assortments to the global market through its sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca

CONTACT:
Dominion Diamond Corporation
Mr. Richard Chetwode, +44 (0) 7720-970-762
Vice President, Corporate Development
rchetwode@ddcorp.ca
or
Ms. Kelley Stamm, (416) 205-4380
Manager, Investor Relations
kstamm@ddcorp.ca